ODUWARE OBASOHAN

FINANCE, OPERATIONS AND TRANSACTIONS SPECIALIST

Innovative and entrepreneurial professional with substantial experience in corporate finance, operations, banking capital markets and treasury management in health, life sciences, sustainable energy and financial services sectors. Self-motivated with strong track record of developing new ideas and business opportunities.

PROFESSIONAL EXPERIENCE

Evolvd Health – A Digital Health Startup   2019 – Present
Co-founder, CFO and Head of Strategy & Business Development
- Drive Capital raising athe financial planning of the company by leading the preparation and management of the company's budget and other financial reports.
- Develop financial modeling and cost forecasting of technology operations as it expands, supporting new patients, customers, geographies, and businesses
- Responsible for corporate partnership strategy, execution, and overall management of partner relationships to shape the company's growth and brand

GreenMax Capital Advisors, New York, NY   2013 – 2018
Sr. Transaction Advisory Lead
- Built financial models, negotiated PPAs and performed due diligence for over $350 million in investments transactions including a 100MW PV project in Africa.
- Played key role in arranging and structuring investments of over $500 million in equity and debt capital for renewable energy projects in various emerging markets

NanoPV Solar Incorporated, New York, NY   2012 – 2016
Chief Commercial Officer (2014- 2016)
Sr. Manager – Commercial Finance
- Created and maintained corporate finance and project cash flow models for review and analysis by finance team
- Conducted financial/risk analysis on and negotiated with potential contractors for PPAs, EPC and O&M contracts
- Spearheaded financing efforts for up to $30 million both at corporate and project level, including debt financing analysis, equity investor return review, and project financing terms development

Laidlaw and Company, New York, NY   2010 – 2012
Associate, Investment Banking – Life Sciences and Healthcare
- Built financial models, prepared Investment memos and carried out due diligence functions to support capital raising M&A transactions valued at over $185 million for 5 clients in Life sciences and Healthcare industry
- Conceptualized, designed and co-managed a $40 million Pre-IPO securities Investment SPV; provided access for non- institutional qualified investors to invest in sound private companies with an impending liquidity event

Ecobank Transnational Inc. (ETI), Lagos, Nigeria   2006 – 2009
Liquidity Manager & Treasury Risk Associate,
Assumed increasing responsibilities in Treasury, Prime brokerage and corporate finance departments at the premier African Banking Group.

EDUCATION

Cornell University, Samuel Curtis Johnson Graduate School of Management   Ithaca, NY
MBA, General Management   2020

University at Buffalo, The State University of New York   Buffalo, NY
Master of Arts, Economics - Advanced Certificate in Financial Economics (GPA: 3.8/4)   2010

University of Benin,   Benin City, Nigeria
Bachelor of Science, Economics and Statistics (2nd Class Honors)   2006